# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vacasa, Inc., CIK 0001874944
CUSIP: 91854V206
Title of class of securities: Class A Commom Stock $0.00001 Par Value
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, Oregon (OR), 097209
Date of event which requires filing of this statement: 12/30/2024
Filed by CIK 0001641818
Persons authorized to receive notices and communications: Nathan Linn, c/o Level Equity Management, LLC, 140 E 45th St., 42nd Floor, New York, New York (NY), 10017, (212) 660-2740; Oreste Cipolla, Esq., Goodwin Procter LLP, 620 Eighth Avenue, New York, New York (NY), 10018, (212) 459-7225

## Reporting persons
- Level Equity Opportunities Fund 2015, L.P. (CIK 0001641818): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 371,233; sole dispositive power 0; shared dispositive power 371,233; aggregate amount beneficially owned 371,233 (2.3% of the class)
- Level Equity Opportunities Fund 2018, L.P. (CIK 0001749090): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 314,960; sole dispositive power 0; shared dispositive power 314,960; aggregate amount beneficially owned 314,960 (2% of the class)
- LEGP II AIV(B), L.P. (CIK 0001897233): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 227,656; sole dispositive power 0; shared dispositive power 227,656; aggregate amount beneficially owned 227,656 (1.4% of the class)
- LEGP I VCS, LLC (CIK 0001897157): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 236,850; sole dispositive power 0; shared dispositive power 236,850; aggregate amount beneficially owned 236,850 (1.5% of the class)
- LEGP II VCS, LLC (CIK 0001898219): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 617,936; sole dispositive power 0; shared dispositive power 617,936; aggregate amount beneficially owned 617,936 (3.8% of the class)
- Level Equity - VCS Investors, LLC (CIK 0001896838): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 235,632; sole dispositive power 0; shared dispositive power 235,632; aggregate amount beneficially owned 235,632 (1.5% of the class)
- Level Equity Associates II, LLC (CIK 0001897166): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,216,825; sole dispositive power 0; shared dispositive power 1,216,825; aggregate amount beneficially owned 1,216,825 (7.3% of the class)
- Benjamin Levin (CIK 0001897344): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,034,647; sole dispositive power 0; shared dispositive power 2,034,647; aggregate amount beneficially owned 2,034,647 (11.7% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Commom Stock $0.00001 Par Value
Name of issuer: Vacasa, Inc.
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, Oregon (OR), 097209
Comment:
Explanatory Note:
The Reporting Persons (as defined below) previously jointly filed a Schedule 13G pursuant to Rule 13d-1(d) on February 14, 2022 (as amended by Amendment No. 1 to Schedule 13G filed on February 9, 2024) to report their beneficial ownership of shares of Class A Common Stock of the Issuer. For the reasons described herein, the Reporting Persons are no longer eligible to file Schedule 13G pursuant to Rile 13d-1(d). Accordingly, the Reporting Persons are filing this statement on Schedule 13D (the "Schedule 13D") pursuant to Section 13(d) of the Act.

## Item 2. Identity and Background
Name of person filing:
This statement is being filed jointly by the following persons (collectively, the "Reporting Persons" and each a "Reporting Person"):
(i) Level Equity Opportunities Fund 2015, L.P., a Delaware limited partnership;
(ii) Level Equity Opportunities Fund 2018, L.P., a Delaware limited partnership;
(iii) LEGP II AIV (B), L.P., a Delaware limited partnership;
(iv) LEGP I VCS, LLC, a Delaware limited liability company;
(v) LEGP II VCS, LLC, a Delaware limited liability company;
(vi) Level Equity - VCS Investors, LLC, a Delaware limited liability company ((i) through (vi) collectively, "Level Rollover Stockholders");
(vii) Level Equity Associates II, LLC, a Delaware limited liability company; and
(viii) Benjamin Levin, citizen of the United States.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit 1.

The sole member of LEGP I VCS, LLC is controlled by Level Equity Associates, LLC. The general partner of Level Equity Opportunities Fund 2015, L.P. and LEGP II AIV(B) L.P., and the sole member of LEGP II VCS, LLC are controlled by Level Equity Associates II, LLC. The general partner of Level Equity Opportunities Fund 2018, L.P. is controlled by Level Equity Associates IV, LLC. The sole manager of Level Equity - VCS Investors, LLC is Level Equity Management, LLC. The managing member of each of Level Equity Associates, LLC, Level Equity Associates II, LLC, Level Equity Associates IV, LLC and Level Equity Management, LLC is Mr. Benjamin Levin.

Certain Information required by this Item 2 concerning the general partners, control persons, directors and/or executive officers of the Reporting Persons is set forth on Exhibit 2 attached hereto, which is incorporated by reference in this Item 2.
Residence or business address:
The address of the principal business office of each of the Reporting Persons:
c/o 140 East 45th Floor, New York, New York 10017
Present principal occupation or employment: The principal occupation of Mr. Benjamin Levin is serving as co-founder and the chief executive officer of Level Equity Management, LLC ("Level Equity"), a growth equity investment firm. The principal business of each of Level Equity Opportunities Fund 2015, L.P., Level Equity Opportunities Fund 2018, L.P., LEGP II (AIV (B), L.P., LEGP I VCS, LLC, LEGP II VCS, LLC and Level Equity - VCS Investors, LLC is to invest in securities. The principal business of Level Equity Associates II, LLC consists of performing the functions of, and serving as, the general partner of certain funds managed by Level Equity and doing all things necessary or incidental thereto.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Exhibit 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Exhibit 2, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information contained in row 6 on each of the cover pages of this Schedule 13D is hereby incorporated by reference in this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in or incorporated into Item 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

In December 2015, certain entities affiliated with the Reporting Persons acquired 268,121 Series A Preferred Units and warrants to purchase up to 58,236 common units from Vacasa LLC (predecessor to Vacasa Holdings LLC) for an aggregate purchase price of $25.0 million, which securities, after a 1:93.24 forward-split effected by Vacasa LLC on December 31, 2025, were converted into 25,000,000 Series A Preferred Units and warrants to purchase up to 5,430,000 common units.

In October 2017, certain entities affiliated with the Reporting Persons acquired 11,824,332 Series B Preferred Units from Vacasa LLC in exchange for consideration consisting of the conversion of $10.0 million convertible promissory notes issued by the Issuer in July 2017 and $7.5 million cash.

In October 2018, certain entities affiliated with the Reporting Persons acquired 7,500,000 Series B-2 Preferred Units from Vacasa LLC for an aggregate purchase price of $15.0 million.

In July 2019, certain entities affiliated with the Reporting Persons acquired 8,750,000 Series B-3 Preferred Units and warrants to purchase 875,000 Series B-3 Preferred Units or Series C Preferred Units ("Preferred Warrants") from Vacasa LLC for an aggregate purchase price of $17.5 million.

In October 2019, certain entities affiliated with the Reporting Persons acquired (i) 1,050,460 Series C Preferred Units from Vacasa LLC for an aggregate purchase price of $2.8 million, (ii) 4,731,774 Series C-1 Preferred Units from Vacasa LLC upon conversion of 4,375, 000 Series B-3 Preferred Units and cancellation of 437,500 Preferred Warrants for no additional consideration, and (iii) 4,416,291 Series C-2 Preferred Units from Vacasa LLC in exchange for consideration consisting of the cancellation of 437,500 Preferred Warrants and $8.7 million cash.

In May 2020, certain entities affiliated with the Reporting Persons acquired D-1 convertible notes with a principal amount of $15.0 million from Vacasa LLC, which were subsequently converted into Series D-1 Preferred Units of Vacasa LLC.

The source of funds used for the cash purchases described above were general funds available to the Reporting Persons, including capital contributions from their respective investors.

On July 28, 2021, the Issuer entered into a business combination agreement (the "Business Combination Agreement") with TPG Pace Solutions Corp. ("TPG Pace"), Vacasa Holdings LLC (successor to Vacasa LLC), and certain other holders and parties thereto, relating to a proposed business combination between TPG Pace and the Issuer (the "Business Combination"). The Business Combination closed on December 6, 2021.

In connection with the Business Combination and certain related restructurings, immediately following the closing of the Business Combination, each of the Reporting Persons may be deemed to be the beneficial owner of the Class A Common Stock listed on such Reporting Person's cover page of the Schedule 13G jointly filed by the Reporting Persons on February 14, 2022, with the following Reporting Persons holding the securities directly: (a) 901,795 shares of Class A Common Stock held by Level Equity Opportunities Fund 2015, L.P., 868,798 shares of Class A Common Stock held by Level Equity Opportunities Fund 2018, L.P., 4,553,127 shares of Class A Common Stock held by LEGP II AIV(B) L.P., 43,611 shares of Class A Common Stock held by LEGP I VCS, LLC, 113,911 shares of Class A Common Stock held by LEGP II VCS, LLC, and 43,437 shares of Class A Common Stock held by Level Equity - VCS Investors, LLC, and (b) 6,522,894 shares of Class B Common Stock and an equivalent number of common units of Vacasa Holdings LLC (the "Common Units") held by Level Equity Opportunities Fund 2015, L.P., 5,430,421 shares of Class B Common Stock and an equivalent number of Common Units held by Level Equity Opportunities Fund 2018, L.P., 4,693,350 shares of Class B Common Stock and an equivalent number of Common Units held by LEGP I VCS, LLC, 12,244,835 shares of Class B Common Stock and an equivalent number of Common Units held by LEGP II VCS, LLC, and 4,669,227 shares of Class B Common Stock and an equivalent number of Common Units held by Level Equity - VCS Investors, LLC, which Class B Common Stock and Common Units together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to that certain Fourth Amended and Restated Limited Liability Company Agreement of Vacasa Holdings LLC (the "Company LLC Agreement") and the Certificate of Incorporation of the Issuer.

On October 2, 2023, the Issuer completed a 1-for-20 reverse stock split of the outstanding shares of Class A Common Stock, Class B Common Stock and Class G Common Stock (the "Stock Split"). Unless otherwise noted in this Schedule 13D, beneficial ownership of Class A Common Stock is reported on a post-split basis and takes into account the Stock Split.

## Item 4. Purpose of Transaction
Purpose of transaction:
Agreement and Plan of Merger

On December 30, 2024, the Issuer and Vacasa Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer ("Company LLC"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Casago Holdings, LLC, a Delaware limited liability company ("Parent"), Vista Merger Sub II Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Company Merger Sub"), and Vista Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("LLC Merger Sub" and collectively with Company Merger Sub, the "Merger Subs"). Capitalized terms used and not otherwise defined in this Item 5 have the meaning set forth in the Merger Agreement, which is filed as Exhibit 3. Upon the terms and subject to the conditions set forth in the Merger Agreement, (a) LLC Merger Sub will merge with and into Company LLC (the "LLC Merger"), with Company LLC surviving the LLC Merger as a wholly owned subsidiary of Parent and (b) Company Merger Sub will merge with and into the Issuer (the "Company Merger" and together with the LLC Merger, the "Mergers"), with the Issuer surviving the Company Merger.

At the effective time of the Company Merger (the "Company Merger Effective Time"), (a) each share of Class A Common Stock issued and outstanding immediately prior to the Company Merger Effective Time will be converted into the right to receive $5.02 in cash, without interest, subject to potential downward adjustment in accordance with the terms and conditions set forth in the Merger Agreement (as adjusted, the "Merger Consideration"), and (b) each share of Class B common stock, par value $0.0001 per share, of the Issuer (the "Class B Common Stock") issued and outstanding immediately prior to the Company Merger Effective Time will automatically be canceled and cease to exist. At the effective time of the LLC Merger (the "LLC Merger Effective Time"), each of the Common Units and Class G Units of Company LLC (each, a "Company LLC Unit") issued and outstanding immediately prior to the LLC Merger Effective Time and after the Company LLC Units Redemptions, other than (i) the Rollover Units, (ii) the Company LLC Units owned by Parent or its wholly owned subsidiaries and (iii) the Company LLC Units owned by the Company or any of its wholly owned subsidiaries, will automatically be canceled and forfeited for no consideration.

If the Mergers are consummated, the Class A Common Stock will be delisted from Nasdaq and deregistered under the Exchange Act as promptly as practicable after the effective time of the Company Merger.

The Mergers, if entered into and consummated, would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a delisting of Class A Common Stock from Nasdaq and the Class A Common Stock becoming eligible for termination of registration pursuant to Section 12(g) of the Act.

Support Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 30, 2024, the Level Rollover Stockholders, certain affiliates of Riverwood Capital Partners (collectively, "Riverwood") and certain affiliates of Silver Lake Group (collectively, "Silver Lake", together with Level Rollover Stockholders and Riverwood, the "Rollover Stockholders") entered into those certain Support Agreements (the "Support Agreements") with the Issuer, Parent and the other parties thereto, pursuant to which, among other things, the Rollover Stockholders have agreed to support the transactions contemplated by the Merger Agreement and vote in favor of the matters to be submitted to the Issuer's stockholders in connection with the Mergers, refrain from soliciting or supporting other Acquisition Proposals and contribute, directly or indirectly, and immediately prior to the Company LLC Units Redemptions, the Class G Conversions, the Issuance and the LLC Merger Effective Time, all of the shares of Company Stock and Company LLC Units held by them (such units, the "Rollover Units") to Parent in exchange for certain equity interests of such owner of Parent, on the terms and subject to the conditions set forth in the Support Agreements and thereafter such Company Stock and Company LLC Units shall be contributed to Parent.

The Support Agreements will terminate upon the earliest to occur of the Closing, the valid termination of the Merger Agreement in accordance with its terms, and an amendment to the Merger Agreement without the prior written consent of the Rollover Stockholders that reduces the amount of the Merger Consideration or changes the form of the Merger Consideration or the written consent of the parties thereto.

Tax Receivable Agreement and the Amendment No. 1 to Tax Receivable Agreement

On December 6, 2021, the Issuer and the Company LLC entered into the tax receivable agreement (the "Tax Receivable Agreement") with SLP Venice Holdings, L.P., the Level Rollover Stockholders, and certain other parties thereto, which provides for the payment by Issuer to the TRA Parties (as defined in the Tax Receivable Agreement) or their transferees or assignees of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that the Issuer realizes (determined by using certain assumptions) in periods after the Business Combination as a result of certain events.

In connection with the transactions contemplated by the Merger Agreement, on December 30, 2024, the Issuer and Company LLC entered into that certain Amendment No 1. to the Tax Receivable Agreement (the "TRA Amendment") with SLP Venice Holdings, L.P., Level Rollover Stockholders and the other Majority TRA Holders (as defined in the TRA Amendment), pursuant to which the Majority TRA Holders agreed to amend the Tax Receivable Agreement to provide for the termination of the Tax Receivable Agreement and release the Issuer, Company LLC and the other parties thereto from any further rights or obligations under the Tax Receivable Agreement, including with respect to the payment of all or any portion of any Early Termination Payment (as defined in the TRA Amendment) or any other amounts owed pursuant to the Tax Receivable Agreement. If the Merger Agreement is terminated prior to the Closing, the TRA Amendment will be void and of no force and effect and the Tax Receivable Agreement will remain in full force and effect as if the TRA Amendment had not become effective.

The foregoing descriptions of the Merger Agreement, the Support Agreements, the Tax Receivable Agreement and the TAR Amendment do not purport to be complete and are each qualified in its entirety by reference to the full text of such agreements. The Merger Agreement, the Support Agreement with Level Rollover Stockholders, the Tax Receivable Agreement and the TAR Amendment are filed as Exhibit 3, Exhibit 4, Exhibit 5, and Exhibit 6, respectively, to this Schedule 13D and are incorporated herein by reference.

Notwithstanding the above, the Reporting Persons intend to regularly review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, and any limitations imposed by the Issuer's financial position and strategic direction, actions taken by the Issuer's Board of Directors (the "Board"), price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate.

Each Reporting Person, solely in its capacity as a shareholder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any persons listed in Exhibit 2 attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13D incorporated by reference in this Item 5.

As of December 30, 2024, each of the Reporting Persons may be deemed to be the beneficial owner of the Class A Common Stock listed on such Reporting Person's cover page of this Schedule 13D, with the following Reporting Persons holding the securities directly: (a) 45,089 shares of Class A Common Stock held by Level Equity Opportunities Fund 2015, L.P., 43,439 shares of Class A Common Stock held by Level Equity Opportunities Fund 2018, L.P., 227,656 shares of Class A Common Stock held by LEGP II AIV(B) L.P., 2,183 shares of Class A Common Stock held by LEGP I VCS, LLC, 5,695 shares of Class A Common Stock held by LEGP II VCS, LLC, 2,171 shares of Class A Common Stock held by Level Equity - VCS Investors, LLC, 10,246 shares of Class A Common Stock held by Mr. Benjamin Levin, and 20,134 restricted stock units, each represents a contingent right to receive one share of the Class A Common Stock held by Mr. Benjamin Levin, and (b) 326,144 shares of Class B Common Stock and an equivalent number of Common Units held by Level Equity Opportunities Fund 2015, L.P., 271,521 shares of Class B Common Stock and an equivalent number of Common Units held by Level Equity Opportunities Fund 2018, L.P., 234,667 shares of Class B Common Stock and an equivalent number of Common Units held by LEGP I VCS, LLC, 612,241 shares of Class B Common Stock and an equivalent number of Common Units held by LEGP II VCS, LLC, and 233,461 shares of Class B Common Stock and an equivalent number of Common Units held by Level Equity - VCS Investors, LLC.

Pursuant to the Company LLC Agreement and the Certificate of Incorporation of the Issuer, the Common Units and an equal number of paired shares of Class B Common Stock are together redeemable by the holder on a one-for-one basis for, at the option of the Issuer into (i) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) an equivalent amount of cash. Upon redemption, the Company LLC will cancel and retire for no consideration the redeemed shares of Class B Common Stock. Shares of Class B Common Stock of the Issuer have no economic rights and each share of Class B Common Stock entitles its holder to 1 vote per share.

The percentages of beneficial ownership in this Schedule 13D are based on 15,705,353 shares of Class A Common Stock outstanding as of November 4, 2024, as reflected in the Issuer's Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on November 8, 2024, plus that number of shares of Class A Common Stock that may be received upon redemption of Common Units and shares of Class B common stock of the Issuer beneficially owned by the applicable Reporting Person, as applicable.

As a result of the execution and delivery of the Support Agreements by certain of the Reporting Persons, Riverwood and Silver Lake (collectively, the "Supporting Stockholders"), certain of the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act with Riverwood and Silver Lake. Based on information provided by Riverwood and Silver Lake to the Reporting Persons, as of the date hereof, the Supporting Stockholders beneficially own an aggregate of 10,322,190 shares of Class A Common Stock, consisting of (i) 4,602,703 shares of Class A Common Stock and (ii) 5,719,487 shares of Class A Common Stock issuable on a one-for-one basis upon redemption of Common Units and an equal number of paired shares of Class B Common Stock, representing approximately 48.2% of the outstanding shares of Class A Common Stock (based on 21,424,840 shares outstanding which includes 15,705,353 shares of Class A Common Stock outstanding as of as of November 4, 2024, as reflected in the Issuer's Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on November 8, 2024, plus the 5,719,487 shares of Class A Common Stock that may be received upon redemption of Common Units and shares of Class B Common Stock of the Issuer.

The beneficial ownership of the Reporting Persons does not include any shares of Common Stock, Common Units or Class B Common Stock which may be beneficially owned by the other Supporting Stockholders and each of the Reporting Persons disclaims beneficial ownership over any such securities. Shares beneficially owned by Riverwood and Silver Lake are not included in the securities reflected on the cover pages, nor the subject, of this Schedule 13D and, accordingly, Riverwood and Silver Lake are not included as reporting persons herein. Riverwood and Silver Lake and their affiliates have filed or are filing separate Schedule 13Ds to report the securities of the Issuer that they may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Item 5(a) of this Schedule 13D incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, neither the Reporting Persons nor to the best knowledge of the Reporting Persons, any other person named in Exhibit 2, has effected any transaction in Class A Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 4 of this Schedule 13D incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

On December 6, 2021, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with Level Rollover Stockholders and certain other existing equity holders of the Issuer (collectively, the "Holders"). Under the Registration Rights Agreement, following the closing of the Business Combination, the Issuer filed a registration statement permitting the offer and resale of the Issuer's Class A Common Stock held by each Holder as of the date of the Registration Rights Agreement and that they may acquire thereafter, including upon the exercise, conversion, exchange or redemption of any other security therefor which security is held by such Holder immediately following the closing of the Business Combination (the "Registrable Securities"). The Issuer will also provide certain Holders with certain customary demand registration rights, subject to the lock-up restrictions set forth in the Registration Rights Agreement. Under the Registration Rights Agreement, the Holders will also have "piggyback" registration rights that allow them to include their Registrable Securities in certain registrations initiated by the Issuer. Subject to customary exceptions, Holders will also have the right to request one or more underwritten offerings of Registrable Securities if the total offering price of the shares to be sold in such offering (before deduction of underwriting discounts) is reasonably expected to exceed, in the aggregate, $75 million.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 7 to this Schedule 13D and incorporated herein by reference.

Non-Employee Director Compensation

Mr. Benjamin Levin, as a director of the Issuer affiliated with Reporting Persons, is entitled to earn director compensation pursuant to the Issuer's standard director compensation arrangements, which compensation is held for the benefit of Level Equity, certain of its affiliates or certain of the funds they manage. As of the date hereof, Mr. Benjamin Levin directly holds 10,246 shares of Class A Common Stock and 20,134 unvested restricted stock units, scheduled to vest on the earlier of May 21, 2025 or immediately before the Issuer's next annual meeting of stockholders, subject to continued service through such date, all of which were granted by the Issuer pursuant to the Issuer's standard director compensation arrangement. Mr. Benjamin Levin is an employee of an affiliate of Level Equity. These securities are held by Mr. Benjamin Levin for the benefit of Level Equity, certain of its affiliates and certain of the funds they manage. Pursuant to Level Equity's policies with respect to director compensation, upon the sale of these securities, the proceeds from each sale will be expected to be remitted to Level Equity and/or its affiliates.

## Signatures
- Level Equity Opportunities Fund 2015, L.P.: /s/ Nathan Linn, Chief Operating Officer (01/06/2025)
- Level Equity Opportunities Fund 2018, L.P.: /s/ Nathan Linn, Chief Operating Officer (01/07/2025)
- LEGP II AIV(B), L.P.: /s/ Nathan Linn, Chief Operating Officer (01/07/2025)
- LEGP I VCS, LLC: /s/ Nathan Linn, Chief Operating Officer (01/07/2025)
- LEGP II VCS, LLC: /s/ Nathan Linn, Chief Operating Officer (01/07/2025)
- Level Equity - VCS Investors, LLC: /s/ Nathan Linn, Chief Operating Officer (01/07/2025)
- Level Equity Associates II, LLC: /s/ Nathan Linn, Chief Operating Officer (01/07/2025)
- Benjamin Levin: /s/ Benjamin Levin, Benjamin Levin (01/07/2025)
Comment: With respect to the signature of Level Equity Opportunities Fund 2015, L.P., Nathan Linn is the Chief Operating Officer of Level Equity Associates II, LLC, the general partner of Level Equity Partners II (GP), L.P., which is the general partner of Level Equity Opportunities Fund 2015, L.P.;
With respect to the signature of Level Equity Opportunities Fund 2018, L.P., Nathan Linn is the Chief Operating Officer of Level Equity Associates IV, LLC, the general partner of Level Equity Partners IV (GP), L.P., which is the general partner of Level Equity Opportunities Fund 2018, L.P.